                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            BALANCED CARE CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   057630-10-5
                                 (CUSIP Number)

                              IPC ADVISORS S.A.R.L.
                 28 RUE JEAN BAPTISTE FRESEZ, L-1542 LUXEMBOURG
                           TEL. NO.: 011-352-262-0471
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                RORY GREISS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                FEBRUARY 6, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                             Page 1 of 21 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 21 Pages.

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 3 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                IPC Advisors

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                WC

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Luxembourg

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES                  0
     BENEFICIALLY
       OWNED BY            8    SHARED VOTING POWER
         EACH
       REPORTING                18,212,100
        PERSON
         WITH              9    SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                18,212,100

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                18,212,100

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                53.3%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 4 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS
        `                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                LXB Investments Limited

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Cayman Islands

                           7    SOLE VOTING POWER

       NUMBER OF                0
        SHARES
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY
         EACH                   18,212,100
       REPORTING
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                0

                          10    SHARED DISPOSITIVE POWER

                                18,212,100

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                18,212,100

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                53.3%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 5 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS

                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Lillian Trust

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /


   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Guernsey, Channel Islands

       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY
         EACH              8    SHARED VOTING POWER
       REPORTING
        PERSON                  18,212,100
         WITH
                           9    SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                18,212,100

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                18,212,100

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                53.3%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                OO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 6 OF 21 PAGES

   1                            NAMES OF REPORTING PERSONS

                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                VXM Investments Limited

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                WC

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /


   6                             CITIZENSHIP OR PLACE OF ORGANIZATION

                                Cayman Islands

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES                  0
     BENEFICIALLY
       OWNED BY            8    SHARED VOTING POWER
         EACH
       REPORTING                2,333,333.5
        PERSON
         WITH              9    SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                2,333,333.5

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                2,333,333.5

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                6.39%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 7 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS

                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Vivian Trust

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /


   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Guernsey, Channel Islands

                           7    SOLE VOTING POWER

       NUMBER OF                0
        SHARES
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY
         EACH                   2,333,333.5
       REPORTING
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                0

                          10    SHARED DISPOSITIVE POWER

                                2,333,333.5

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                2,333,333.5

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                6.39%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                OO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 8 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS

                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                RH Investments Limited

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                WC


   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /


   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Cayman Islands

                           7    SOLE VOTING POWER

      NUMBER OF                 0
        SHARES
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY
         EACH                   2,333,333.5
       REPORTING
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                2,333,333.5

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                2,333,333.5

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                6.39%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                         PAGE 9 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Rachel Trust

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /


   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Guernsey, Channel Islands

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES                  0
     BENEFICIALLY
       OWNED BY            8    SHARED VOTING POWER
         EACH
       REPORTING                2,333,333.5
        PERSON
         WITH              9    SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                2,333,333.5

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                2,333,333.5

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                6.39%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                OO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                        PAGE 10 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                HR Investments Limited

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                WC

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Cayman Islands

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES                  0
     BENEFICIALLY
       OWNED BY            8    SHARED VOTING POWER
         EACH
       REPORTING                2,333,333
        PERSON
         WITH              9    SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                2,333,333

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                2,333,333

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                6.39%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                        PAGE 11 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Henry Trust

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /


   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Guernsey Channel Islands

                           7    SOLE VOTING POWER

       NUMBER OF                0
        SHARES
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY
         EACH                   2,333,333
       REPORTING
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                0

                          10    SHARED DISPOSITIVE POWER

                                2,333,333

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                2,333,333

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                6.39%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                OO

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                        PAGE 12 OF 21 PAGES


   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                RBC Trustees (Guernsey) Limited

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (a) /X/
                                                                         (b) / /

   3                            SEC USE ONLY


   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                                Guernsey, Channel Islands

                           7    SOLE VOTING POWER
       NUMBER OF
        SHARES                  0
     BENEFICIALLY
       OWNED BY            8    SHARED VOTING POWER
         EACH
       REPORTING                25,212,100; 18,212,100 as trustee of the Lillian
        PERSON                  Trust; 2,333,333.5 as trustee of the Rachel
         WITH                   Trust; 2,333,333.5 as trustee of the Vivian
                                Trust; and 2,333,333 as trustee of the Henry
                                Trust

                           9    SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                25,212,100; 18,212,100 as trustee of the Lillian Trust; 2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the Henry Trust

   11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                25,212,100; 18,212,100 as trustee of the Lillian Trust; 2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the Henry Trust

   12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


   13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                61.23%

   14                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

         The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of July 21, 2000 (the "Schedule 13D") in respect of the Common Stock, par value $0.001 per share, of Balanced Care Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         On November 6, 2000, IPC Advisors, HR Investments, RH Investments and VXM Investments (collectively, the "Lenders") agreed to loan the Issuer up to $8.0 million dollars, with the proceeds to be used by the Issuer to retire debt and for working capital (the "Loan"). The Loan has a maturity date of January 31, 2001 and is secured by a pledge of the stock of certain of the Issuer's subsidiaries.

         Also on November 6, 2000, IPC Advisors and the Issuer entered into a letter agreement (the "Letter Agreement") pursuant to which, IPC Advisors indicated that it would consider making an offer of $1.00 per common share in cash for the entire equity interest in the Issuer not already owned by IPC Advisors, subject to the completion of due diligence satisfactory to IPC Advisors in its sole discretion, and to the negotiation and execution of mutually satisfactory definitive documentation (the "Proposed Offer"). Under the Letter Agreement, in consideration of the Lenders' willingness to make the Loan and in further consideration of IPC Advisors incurring time and expense in conducting due diligence, the Issuer agreed to amend Section 6.8 of the Subscription Agreement dated as of October 8, 1999 between the Issuer and IPC Advisors to permit IPC Advisors to make the Proposed Offer and, subject to the fiduciary duties of the Issuer's board of directors, not to solicit, participate in discussions or negotiations concerning or furnish information to any person other than IPC Advisors until January 15, 2001. In addition, the Special Committee of the board of directors of the Issuer confirmed that it had determined that the consideration of $1.00 per share in cash for each share of the Company's outstanding common stock not owned by IPC Advisors and its affiliates was advisable and fair to the stockholders of the Issuer and, subject to negotiation of definitive agreements relating to the Proposed Offer acceptable to the Special Committee, the Special Committee would recommend that the board of directors of the Issuer approve and adopt such definitive agreements and the Special Committee would then recommend that stockholders of the Issuer tender into and/or vote to approve and adopt such definitive agreements. In the Letter Agreement, the Issuer acknowledged that IPC Advisors would not be under any obligation to make such Proposed Offer. The Special Committee has received an opinion from Raymond James and Associates, Inc., its financial advisors, to the effect that, subject to certain assumptions, limitations and qualifications, cash consideration of $1.00 per share is fair to the stockholders of the Issuer from a financial point of view.


                                                             Page 13 of 21 Pages

         The Loan matured on January 31, 2001, but no payment with respect to the Loan was made by the Issuer. At the request of the Issuer, on February 6, 2001, HR Investments, RH Investments and VXM Investments agreed to extend the maturity of the Loan until April 6, 2001. Also on February 6, 2001, HR Investments, RH Investments and VXM Investments notified the Issuer that, although as a result of the occurrence of events of default, the Issuer's $14,000,000 aggregate amount of unsecured convertible grid debentures (collectively, the "Convertible Debentures") became due and payable, they do not intend to take any action to enforce their respective rights to receive payment of the outstanding obligations held by them prior to April 6, 2001.

         Excluding the Loan Agreement and the Letter Agreement discussed above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above."


Item 7.  Material to be Filed as Exhibits.

           Exhibit 1. Letter, dated February 6, 2001, from HR Investments Limited, RH Investments Limited and VXM Investments Limited to the Issuer with respect to the Loan.

           Exhibit 2. Letter, dated February 6, 2001, from HR Investments Limited, RH Investments Limited and VXM Investments Limited to the Issuer with respect to the Convertible Debentures.

                                                             Page 14 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: February 14, 2001
                                        IPC Advisors s.a.r.l.


                                        By: /s/ J. B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director


                                        LXB Investments Limited


                                        By: /s/ J. B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director


                                        Lillian Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name:  G.R. LePage
                                        Title: Director


                                        RBC Trustees (Guernsey) Limited in
                                        its capacity as Trustee of the Lillian
                                        Trust

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title: Director


                                        VXM Investments Limited

                                        By: /s/ J. B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director


                                                             Page 15 of 21 Pages

Dated: February 14, 2001                Vivian Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                        RBC Trustees (Guernsey) Limited in
                                        its capacity as Trustee of the Vivian
                                        Trust

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                        RH Investments Limited

                                        By: /s/ J. B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director

                                        Rachel Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                        RBC Trustees (Guernsey) Limited in
                                        its capacity as Trustee of the Rachel
                                        Trust

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                        HR Investments Limited

                                        By: /s/ J. B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director

                                        Henry Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                                             Page 16 of 21 Pages

Dated: February 14, 2001                RBC Trustees (Guernsey) Limited in
                                        its capacity as Trustee of the Henry
                                        Trust

                                        By: /s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                                             Page 17 of 21 Pages